                    CE SOFTWARE HOLDINGS, INC.

                      1996 ANNUAL REPORT

ANNUAL REPORT CONTENTS


LETTER TO STOCKHOLDERS..............................  1

PRODUCT OVERVIEW..................................... 3

FINANCIAL OVERVIEW................................... 5

MANAGEMENT'S DISCUSSION AND ANALAYSIS
OF FINANCIAL CONDITION AND RESULTD OF OPERATIONS..... 6

INDEPENDENT AUDITORS' REPORT......................... 9

CONSOLIDATED BALANCE SHEETS......................... 10

CONSOLIDATED STATEMENTS OF OPERATIONS............... 12

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY..... 13

CONSOLIDATED STATEMENTS OF CASH FLOWS............... 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...........16

MARKET FOR REGISTRANT'S CONNON EQUITY
AND RELATED STOCKHOLDER MATTERS..................... 23

OFFICERS AND DIRECTORS.............................. 24

STOCKHOLDER INFORMATION............................. 25

LETTER TO STOCKHOLDERS

TO OUR STOCKHOLDERS,
The underlying theme of this past year was returning to our proven strength. Every action we took as an organization helped us refocus our efforts back toward the market we know best - electronic mail.

One of the more visible changes was my return to the presidency of the operating company in June. This came with a decision by Ford Goodman, former president and CEO of CE Software, to step aside and head an Internet-related start-up company called NetTarget, in which CE Software took a small seed interest. With the leadership transition, also came a marked shift in product direction. Most notable was the August introduction and November delivery of QuickMail Pro, an Internet E-mail client for Windows and Macintosh. It is the first mail product from CE Software that can run independently of a Macintosh server and which provides a viable E-mail solution for the 50 million (and growing) individuals and businesses utilizing the Internet.

Why Internet E-mail ?

Our QuickMail LAN product, an E-mail solution for small to medium Macintosh-centric businesses, accounted for more than 75 percent of our revenues in fiscal '96. But because of its reliance on the Apple platform for a server solution, the potential for substantial growth, year over year, is somewhat dependent on Apple's market share. Looking for new opportunities to leverage our E-mail technology strengths was a market reality.

Like all technology companies - including Microsoft and Apple - CE Software took a hard look at the new opportunity represented by the Internet and realized that we needed to turn on a dime and address this market with our product solutions. Despite all of the hoopla surrounding the World Wide Web, the largest Internet usage is E-mail. Making QuickMail, which already has more than 2.3 million business users worldwide, available as an Internet product was an obvious way to capitalize on the growth of this new world-wide market, which, by various accounts, has the potential of encompassing 300 million users by the turn of the century.

A key way we market our new Internet E-mail product is by using the Internet itself. We offer a free, fully functional, limited feature version called QuickMail Express. You can try out QuickMail Express yourself by checking our Web site at http://www.cesoft.com. QuickMail Express is designed to entice customers tp purchase QuickMail Pro.

Focus

Our shift in product strategy has been coupled with actions to streamline our operations. Every employee has been involved in making decisions that help us work smarter, faster, and better. The result is an organization that is working far leaner and more cohesively than ever before.

In line with our back-to-basics focus, CE Software sold its equity stake in 4-Sight, L.C., a joint venture which markets and distributes fax and prepress software products. The sale to our investment partner resulted in a one-time gain of $505,000, as well as the scheduled repayment of our $1.4 million investment. This helped us maintain a strong cash position with more than $1.8 million in the bank, very little debt, and a positive cash flow.

CE Software filed a lawsuit and also took a one-time write-off during our third quarter for the Network Scheduler product which we acquired from Powercore Inc. With this $510,000 write-off we anticipate that we will not have any future write-offs in relation to this product.

Moving Ahead

By focusing our efforts on the messaging and Internet space, and by delivering products - in the form of QuickMail Pro and QuickMail Express - which meet user needs today, CE Software is well-positioned for growth. It has been a year of transition - a coming together. We have a focus that builds on our strengths as we look and work toward the future.

Thank you for staying with us through the hard times. We feel confident that we have the right products, in the right market, at the right time to reward your faith in the coming year.

_____________
                   Cordially,
PHOTO
OF MR. SKEIE       /s/ Richard A. Skeie
PLACED
HERE               Richard  A. Skeie
                   President
_____________

PRODUCT OVERVIEW


QUICKMAIL PRO

_____________
                  QuickMail Pro(tm) is CE Software's first true Internet E-mail
PHOTO OF          client - designed specifically to meet the needs of the more
QUICKMAIL PRO     than 50 million Internet users worldwide.  Even more
BOX PLACED        significantly, it is the company's first single-user messaging
HERE              product and it is our first messaging product to accommodate
_____________     Windows-only environments, as well as all Macintosh
                  workgroups.

QuickMail Pro has adopted and updated QuickMail LAN's award-winning intuitive interface and combined it with a full Internet messaging feature-set for Windows and Macintosh users.

Unlike QuickMail LAN, which is tied to CE Software's proprietary server software, QuickMail Pro can function with any server-Windows, Macintosh or UNIX-that supports the Internet messaging standard Post Office Protocol, version 3
(POP3). POP3 is a set of rules which software vendors use to develop products. Simple put, POP3 allows users to retrieve E-mail sent to them.

QuickMail Pro began shipping in November 1996 and was well-received by the Windows and Macintosh communities alike.


Languages Available            Most Popular Market Segments
 . English                      . Large busnesses with Windows and or
 . German                         Macintosh systems
 . French                       . Small businesses interested in getting
 . Swedish                        on the Internet
 . Kanji (Japanese)             . Single users/Home users



QUICKMAIL EXPRESS

_____________
                  CE Software offers a second Internet E-mail client known as
PHOTO OF          QuickMail Express which is available free of charge.
QUICKMAIL         QuickMail Express is a fully functioning E-mail client with
EXPRESS LOGO      the same look and feel as QuickMail Pro.  Compared to other
PLACED HERE       freeware Internet E-mail offerings it is more graphical and
_____________     easier to use.  However, QuickMail Express does not offer all of the features that are offered in QuickMail Pro.

QuickMail Express is designed to introduce Internet users to our solutions and satisfy their initial E-mail needs. Once they've come to depend on the freeware version, they are offered an aggressive upgrade path to the more sophisticated feature-set of QuickMail Pro. CE Software is taking every step possible to get its freeware software into the hands of users everywhere.

Every user who downloads QuickMail Express and registers their copy electronically is offered incentives to upgrade to QuickMail Pro. It is a strategy that has worked well for others in the industry, including Netscape Communications, Inc., and its Navigator product.

QuickMail Express is available for download from our Web site at http://www.cesoft.com and from a number of local and regional Internet Service Providers.


Languages Available            Most Popular Market Segments
 . English                      . Small office/ Home office
                                . Education (K-12 and Higher Educational
                                  Institutions)

QUICKMAIL LAN

_____________
                  QuickMail LAN continues to be recognized worldwide as the
PHOTO OF          E-mail solution of choice for Macintosh-centric businesses.
QUICKMAIL LAN     In fact, QuickMail dominates the small business Apple
BOX PLACED        messaging marketplace.
HERE
_____________     A key market differentiator for QuickMail LAN is that it
                  provides users with a one-stop source for electronic mail.
                  Everything required to set up a complete E-mail system is
available in one box, including clients for Macintosh and Windows, as well as Macintosh server software.

There are a number of add-on products to the QuickMail LAN system. One of the most popular is CE Software's QM-Internet Gateway, which helps the internal mail system communicate over the Internet. This past year, CE Software introduced QuickMail LAN version 3.6 which, among other things, made our popular E-mail solution take advantage of the advanced features of Apple's Power Macintosh line.

Today QuickMail LAN has more than 2.3 million users worldwide.


Languages Available            Most Popular Market Segments
 . English                      . Small business
 . German                       . Creative agencies
 . French                         (Advertising agencies,
 . Swedish                        Design firms, etc.)
 . Danish                       . Education (K-12 and Higher
 . Italian                        Education Institutions)
 . Kanji (Japanese)



QUICKEYS

_____________
                  In August, we shipped QuicKeys(R) version 3.5 and it received
PHOTO OF          rave reviews.  In fact, at the Macworld Expo in January '97,
QUICKEYS          the preeminent Macintosh trade show, it was nominated for
BOX PLACED        awards by major monthly Macintosh publications.
HERE
_____________     QuicKeys is a Macintosh application that enables users to
                  create shortcuts for tasks they perform frequently on their computers. It makes every Macintosh application work faster and better.

QuicKeys is most often used in graphic design environments. Today, it is as commonly found in graphic design houses as applications such as PageMaker and Quark.


Languages Available            Key Market Segments
 . English                      . Graphic design
 . German                       . Advertising
 . French                       . Publishing
 . Swedish                      . New Media
 . Kanji (Japanese)



CE Software, Inc., offers these products as well as several others, such as CalendarMaker(tm), TimeVision NS(tm), and WebArranger(tm). CE Software's products are sold in 16 countries and available in seven languages.

FINANCIAL OVERVIEW

                                         	Years ended September 30,
Statements of Operations Data          1996       	1995         	1994
(Amounts in thousands,
 except per share data)

  	Net revenues                          	$10,438    	12,919	      11,385
  	Loss before income taxes               	(1,409)     	(682)     	(2,773)
  	Net loss                               	(1,399)     	(443)     	(1,801)


  	Loss per common share,
	       primary and fully diluted         $  (.24)     	(.08)       	(.32)

   Shares used to compute primary
		      per share data                     	5,743     	5,746       	5,563

  	Shares used to compute fully diluted
		      per share data                     	5,744     	5,748       	5,565


                                       	As of September 30,
Balance Sheet Data                 1996        	1995       	1994
(Amounts in thousands)

	Cash and cash equivalents        	$1,863      	1,335         	343
	Current assets                    	5,381      	5,296       	5,524
	Total assets                      	8,970     	11,015      	11,205
	Long-term debt                      	919        	951         	988
	Stockholders' equity             	$6,451      	7,845       	8,288


                                        As of September 30,
Company Data                      	1996        	1995       	1994

	Total employees                    	94	         120  	      124
	Total full-time employees          	92         	117        	119


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere herein. Historical results and percentage relationships are not necessarily indicative of the operating results for any future period. Within this discussion and analysis all dollar amounts (except for per share amounts) have been rounded to the nearest thousand.

The following table sets forth certain data derived from the consolidated statements of operations, expressed as a percentage of net revenues for each of the years in the three-year period ended September 30, 1996.

                                    Years ended September 30,
           			                    	1996     		1995     		1994
Percentage of net revenues:

 Net revenues                      100%      	100        100
 Cost of revenues                  	17        	16        	13
	Gross profit                      	83        	84        	87
 Sales and marketing               	39        	39        	35
	General and administrative        	36        	29        	29
 Research and development          	19        	19        	18
 Intangible assets write-off
   and restructuring expenses       	8         	-         	-
 In-process R & D write-off and
   other acquisition-related
   expenses                         	-         	-        	30
 Total operating expenses         	102        	87       	112
 Operating loss                   	(19)       	(3)      	(25)
 Other income (expense), net        	6        	(2)        	1
 Loss before income taxes 	        (13)       	(5)      	(24)
 Income tax benefit       	          -	        (2)       	(8)
 Net loss                         	(13)%      	(3)       (16)



NET REVENUES
Sales to domestic and international distributors represent approximately 49% of the Company's fiscal 1996 revenues, with two domestic distributors accounting for 23% of total revenues and two international distributors accounting for 9% of total revenues. Net revenues for fiscal 1996 decreased by 19% from the prior year, and net revenues for fiscal 1995 increased by 13% from the prior year.

The decrease in fiscal 1996 is due to a $903,000 decrease in revenues from the Company's Messaging products, an $850,000 decrease in revenues from the Company's Personal Application products, and a $728,000 decrease in revenues from the Company's Calendaring and Scheduling products. Revenues from the Company's Messaging products fell 10%, but still accounted for approximately
76% of total net revenues. These revenues were negatively impacted by Apple Computer's decreased market share of business applications. The decrease in revenues in Personal Applications was due to reduced revenues from QuicKeys, partially offset by additional revenues from WebArranger. Sales of QuicKeys were down for most of the year, but improved significantly the last two months of the fiscal year, as the result of a long-awaited product upgrade. Revenues from Calendaring and Scheduling products decreased 70% as marketing efforts were scaled back and the product was directed to only smaller PC-focused workgroups. This action was necessary due to technical barriers, making the launch of TimeVision NS into larger enterprises more difficult than projected. The Company is the plaintiff in a pending lawsuit related to the acquisition of this technology. See note 2 of the financial statements.

Approximate net revenues by product group for the three years ended September 30, 1996, 1995, and 1994, are as follows:

  						                               Years ended September 30,
					                               1996	        1995	         1994
 Messaging                      	$ 7,979,000    	8,882,000   	6,958,000
 Personal applications            	2,153,000    	3,003,000   	3,775,000
 Calendaring and scheduling         	306,000    	1,034,000     	652,000
 Total net revenues             	$10,438,000	   12,919,000   11,385,000


Net revenues from international channels were $2,606,000, $3,146,000, and $2,379,000 in fiscal 1996, 1995, and 1994, respectively. These revenues represented 25%, 24%, and 21% of total net revenues for each of the three years, respectively. The decrease in fiscal 1996 is primarily within the Japanese market.


COST OF REVENUES
The Company's cost of revenues is composed primarily of the costs of manuals, diskettes, packaging, manufacturing expenses, royalties paid to outside developers for the use of certain software included with some of the Company's products, and amortization of capitalized purchased software. Amortization of capitalized purchased software includes both purchased product rights and technology rights.

Gross profit as a percentage of net revenues has been 83%, 84%, and 87% in fiscal 1996, 1995, and 1994, respectively. The slight decrease in fiscal 1996 compared to fiscal 1995 is primarily due to somewhat higher royalty payments made to outside developers. This increase was partially offset by decreased packaging costs. The decrease in fiscal 1995 compared to fiscal 1994 was due primarily to higher amortization expense associated with capitalized purchased software.


SALES AND MARKETING
Sales and marketing expenses decreased by $914,000 during fiscal 1996 compared to fiscal 1995. The decrease is primarily in marketing/advertising expenses, $570,000; salaries and benefits, $200,000; facility overhead expenses,$80,000; and travel and entertainment, $40,000. The decrease in marketing/advertising expense is due to significantly less advertising in industry publications that was partially offset by more direct mail campaigns. The decrease in salaries and benefits is due to both lower sales commissions and a somewhat smaller staff. The decrease in facility overhead expenses and travel and entertainment expenses is due to a smaller staff. The increase in expenses during fiscal 1995 compared to fiscal 1994 was primarily in marketing/advertising, $673,000, and salaries and benefits, $439,000. These expenses were predominantly associated with increased direct marketing sales.


GENERAL AND ADMINISTRATIVE
General and administrative expenses are composed principally of salaries of administrative and technical support personnel, fees for professional services, amortization of other intangible assets, and facilities expenses. These expenses increased less than 1%, or $27,000, in fiscal 1996 compared to fiscal 1995. The increase is primarily due to increased use of contract labor. The $510,000 increase in fiscal 1995 compared to fiscal 1994 was primarily in salaries and benefits, $460,000, and amortization of other intangible assets, $106,000.


RESEARCH AND DEVELOPMENT
Research and development expenses were $2,000,000, $2,498,000, and $2,029,000 in fiscal 1996, 1995, and 1994, respectively. These expenses were 19%, 19%, and 18% of net revenues in the three years, respectively. The primary areas that decreased in fiscal 1996 were salaries and benefits, $253,000; employee relocation expenses, $109,000; facility overhead expenses, $70,000; travel and entertainment, $30,000; and contract fees paid to external product developers, $28,000. These decreases are predominantly associated with a department realignment based on development teams and fewer management staff. The primary areas which increased in fiscal 1995 compared to fiscal 1994 were salaries and benefits, $369,000, and contract fees paid to external product developers, $106,000. These expenses are predominantly associated with increased software development activities.

MANAGEMETN'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS - continued


WRITE-OFF OF INTANGIBLE ASSETS AND RESTRUCTURING EXPENSES
In fiscal 1996 the Company reported a one-time charge of $801,000. Of this charge, $510,000 was related to the write-off of intangible assets. These intangible assets were acquired in fiscal 1994 from Powercore, Inc., and were determined to be impaired due to poor revenue performance and an assessment of their recoverability through an analysis of undiscounted estimated future cash flows. An additional expense of $184,000 was recorded, related to the write-off of prepaid developer royalties that were expensed due to current and estimated future decreasing revenues associated with the products. The remaining charge of $107,000 relates to restructuring expenses associated with workforce reductions and the consolidation of offices.


WRITE-OFF OF IN-PROCESS RESEARCH AND DEVELOPMENT AND OTHER ACQUISITION-RELATED EXPENSES
A total of $3,039,000 of the purchase price of Powercore, Inc., was allocated to in-process research and development. This cost was expensed at the time of the acquisition and has been combined with $401,000 of other non-recurring acquisition-related expenses on the statement of operations in fiscal 1994.


GAIN ON SALE OF JOINT VENTURE
In fiscal 1996 the Company sold its ownership interest in a joint venture, 4-Sight, L.C., and recorded a gain on the sale of $505,000.


INCOME TAX EXPENSE
The Company's effective rate of income tax benefit for fiscal 1996, 1995, and 1994 was 1%, 35%, and 35%, respectively. These benefits result from tax operating loss carrybacks against earnings in fiscal 1993, 1992, and 1991. As of the end of fiscal 1996, all operating loss carrybacks available to the Company have been utilized. The Company has recorded a valuation allowance for its operating loss carryforward until future taxable earnings are recorded.


LIQUIDITY AND CAPITAL RESOURCES
Cash and cash equivalents increased to $1,863,000 at the end of fiscal 1996, from $1,335,000 at the end of fiscal 1995. The entire balance is invested in one of two types of cash equivalents. A total of $724,000 is invested in a money market fund, and $1,139,000 is invested through a repurchase agreement arrangement which offers overnight liquidity and competitive returns.

Cash provided from operating activities was $616,000. Two primary sources of cash from operating activities were non-cash expenses of depreciation and amortization (including write-offs) of $1,559,000, and reductions in the level of recoverable income taxes and trade accounts receivable of $1,258,000. Cash of $250,000 was also provided from the sale of a joint venture, 4-Sight, L.C., and $467,000 was provided from the repayment of a note receivable from 4-Sight, L.C. Of the available cash, $467,000 was invested in the purchase of property, fixtures and equipment, and $400,000 was paid to Common Knowledge, Inc., for the purchase of software technology.

Cash and cash equivalents increased to $1,335,000 at the end of 1995, from $343,000 at the end of fiscal 1994. Cash provided from operating activities was $2,035,000. Of the cash generated, $795,000 was invested in the purchase of property, fixtures and equipment. Included in this investment is the acquisition of $225,000 of land adjacent to the Company's headquarters which gives the Company an additional option for future expansion. In addition, $845,000 was advanced by the Company to its joint venture, 4-Sight, L.C. These advances were converted to a note in fiscal 1996 and are being repaid in installments, the last of which is due March 31, 1997.

The Company believes it will be able to fund its working capital needs from operations, available cash, and from its $2,000,000 line of credit facility.


RISK AND UNCERTAINTY
The preceding statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could render them materially different, including, but not limited to, the risk that product upgrades may not be effected on a timely basis, the risk that such product upgrades may not achieve market acceptance, the risk that competitors will develop similar products and reach the market first,and the risk that the Company would not be able to fund its working capital needs from cash flow, or be able to borrow under its line of credit.

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND STOCKHOLDERS
CE SOFTWARE HOLDINGS, INC.:

We have audited the accompanying consolidated balance sheets of CE Software Holdings, Inc., and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CE Software Holdings, Inc., and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                               							KPMG Peat Marwick LLP

Des Moines, Iowa
November 8, 1996

CONSOLIDATED BALANCE SHEETS
CE Software Holdings, Inc., and Subsidiaries
September 30, 1996 and 1995


Assets (note 3)                                       		1996         	1995
Current assets:
	Cash and cash equivalents                           	$1,862,703    	1,334,739
	Trade accounts receivable, less allowance for
   doubtful accounts of $47,000 in 1996 and
   $80,000 in 1995 (note 7)                           	1,454,887    	2,369,133
	Recoverable income taxes                               	208,185      	552,384
 Note receivable (note 1)                               	942,444            	-
	Inventories                                            	471,597      	493,570
	Deferred income taxes (note 5)                         	119,000      	165,000
	Other current assets	                                   321,971       381,197
	    Total current assets                             	5,380,787    	5,296,023

 Property, fixtures, and equipment:
   Land                                                 	316,796      	316,796
   Building                                           	1,311,104    	1,307,050
	  Fixtures and equipment                             	3,025,500    	2,911,849
		                                                    	4,653,400    	4,535,695
  	Less accumulated depreciation                      	1,970,580    	1,725,431
		   Net property, fixtures, and equipment            	2,682,820    	2,810,264

 Investment in and advances to joint venture                  	-    	1,175,029
 Deferred income taxes (note 5)                          	64,000        	8,000
 Purchased computer software technology,
   net of amortization                                  	384,098      	336,087
 Other intangible assets, net of amortization           	411,439	    1,075,471
 Other assets 	                                           47,220	      313,884
    Total assets                                     	$8,970,364	   11,014,758


CONSOLIDATED BALANCE SHEETS
CE Software Holdings, Inc., and Subsidiaries
September 30, 1996 and 1995


Liabilities and Stockholders' Equity                   	1996          	1995
Current liabilities:
	Current portion of long-term debt (note 3)          	$   41,133       	34,793
	Trade accounts payable                                  526,030      	511,995
	Accrued payroll and benefits	                           329,091      	470,660
	Other accrued payables                                 	217,625      	336,278
	Deferred revenue	                                       526,792   	   899,294
    		Total current liabilities                       	1,640,671    	2,253,020

 Long-term debt, net of current (note 3)	                878,292	      916,280
	     Total liabilities                               	2,518,963    	3,169,300


 Stockholders' equity (note 4):
	Common stock, $.02 par value.  Authorized
	  10,000,000 shares; issued and outstanding
	 	5,617,128 in 1996 and 5,739,517 in 1995              	112,343      	114,790
	Additional paid-in capital                           	6,038,758    	6,031,801
	Retained earnings	                                      300,300    	1,698,867
		    Total stockholders' equity	                      6,451,401  	  7,845,458
      Total liabilities and stockholders equity      	$8,970,364   	11,014,758


See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
CE Software Holdings, Inc., and Subsidiaries
Years ended September 30, 1996, 1995, and 1994

                                          	1996         	1995         	1994
 Net revenues (note 7)               	 $10,437,520   	12,919,124   	11,384,940
 Cost of revenues	                       1,722,261  	  2,015,269    	1,496,838
	    Gross profit	                       8,715,259   	10,903,855    	9,888,102

 Sales and marketing                    	4,112,293    	5,026,791    	4,026,928
 General and administrative             	3,782,374    	3,755,702    	3,245,324
 Research and development               	2,000,472    	2,497,595    	2,028,724
 Write-off of intangible assets and
	  restructuring expenses (note 1)        	800,746            	-            	-
 Write-off of in-process research and
	  development and other acquisition-
 	 related expenses (note 2)    	                -	            -	    3,440,000
	Operating expenses                    	10,695,885	   11,280,088   	12,740,976
    	Operating loss                    	(1,980,626)    	(376,233)  	(2,852,874)

 Other income (expense):
	  Interest income                        	175,968       112,185      	112,828
   Gain on sale of joint venture          	504,926            	-            	-
   (Loss) earnings from joint
     ventures                             	(21,349)    	(325,504)       	8,606
  	Interest expense 	                      (87,486) 	    (92,766)	     (41,553)
  	 	Loss before income taxes          	(1,408,567)    	(682,318)  	(2,772,993)

 Income tax benefit (note 5)          	    (10,000)    	(239,759) 	   (972,000)
  		 Net loss                         	$(1,398,567)    	(442,559)  	(1,800,993)


 Loss per common share, primary
   and fully diluted                         $(.24)         (.08)         (.32)


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
CE Software Holdings, Inc., and Subsidiaries
Years ended September 30, 1996, 1995, and 1994

            					               	            Additional
						                            Common      Paid-in     Retained
                                   Stock      Capital     Earnings       Total
 Balances at September 30, 1993  	$108,915  	5,082,988   	3,942,419   	9,134,322
 Common stock issued for
	  assets acquired (note 2)         	5,875    	948,813           	-     	954,688
 Net loss                               	-          	-  	(1,800,993) 	(1,800,993)
 Balances at September 30, 1994   	114,790  	6,031,801   	2,141,426   	8,288,017


 Net loss                               	-          	-    	(442,559)   	(442,559)
 Balances at September 30, 1995   	114,790  	6,031,801   	1,698,867   	7,845,458


 Common stock issued upon
	  exercise of stock options           	53      	6,957          	-        	7,010
 Common stock repurchased from
   officer (note 4)                	(2,500)         	-          	-       	(2,500)
 Net loss                               	-          	-  (1,398,567)  	(1,398,567)
 Balances at September 30, 1996  	$112,343  	6,038,758    	300,300    	6,451,401


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CE Software Holdings, Inc., and Subsidiaries
Years ended September 30, 1996, 1995, and 1994

                                                       				1996         	1995  	    1994
 Cash flows from operating activities:
	  Net loss                                          	$(1,398,567)   	(442,559)	 (1,800,993)
  	Adjustments to reconcile net loss to net
		   cash provided by operating activities:
			    Depreciation and amortization:
				     Property, fixtures and equipment          	      542,615     	522,331   	  429,439
				     Purchased software                              	351,989     	397,268     	220,945
				     Other                                           	154,481     	175,809      	70,148
				     Write-off of Powercore, Inc., intangible
           assets                                        	509,551           	-       	    -
			    Write-off of prepaid developer royalties          	184,442           	-       	    -
			    Undistributed loss (earnings) in
				     joint ventures	                                   21,349     	325,504      	(8,606)
			    Gain on sale of joint venture                    	(504,926)          	-	           -
			    Write-off of in-process research and
         development                                           	-           	-    3,039,000
			    Deferred income taxes                             	(10,000)    	(73,109)	     13,000
			    Decrease (increase) in trade accounts
         receivable                                      	914,246	     167,899    	(638,734)
			    Decrease (increase) in recoverable income
         taxes                                        	   344,199  	   445,049	    (997,433)
			    Decrease (increase) in inventories                 	21,973      	23,305     	(36,419)
			    Decrease (increase) in other assets               	188,690     	221,473    	(186,251)
			    Increase (decrease) in trade accounts payable      	14,035    	(179,115)    	381,410
			    Decrease in income taxes payable                        	-           	-	     (71,292)
    			(Decrease) increase in accrued expenses          	(260,222)    	(36,905)    	146,848
			    (Decrease) increase in deferred revenue          	(372,502)    	574,328     	188,025
    			Other                                        	     (85,156)    	(85,931)     	(9,997)
				     Net cash provided by operating activities	       616,197   	2,035,347     	739,090

 Cash flows from investing activities:
	  Purchase of assets of Powercore, Inc. (note 2)              	-           	-  	(3,884,301)
  	Proceeds from sale of equipment                        	21,222       	3,795      	16,867
  	Purchase of property, fixtures, and equipment        	(466,732)   	(794,518)   	(590,999)
	  Purchase of short-term investments                          	-           	-  	(1,157,265)
  	Maturities of short-term investments                        	-     	629,331   	1,592,653
  	Purchase of other intangible assets                  	(400,000)       	(828)    	(63,723)
	  Purchase of other assets                              	(30,000)          	-     	(93,655)
	  Proceeds from sale of joint venture                   	250,000           	-           	-
	  Distributions from (investment in and advances
		   to) joint ventures, net	                              97,415    	(845,000)   	(345,397)
   Proceeds from note receivable                   	      467,000           	-  	         -
			     	Net cash used in investing activities	           (61,095) 	(1,007,220)	 (4,525,820)


CONSOLIDATED STATEMENTS OF CASH FLOWS
CE Software Holdings, Inc., and Subsidiaries
Years ended September 30, 1996, 1995, and 1994

                                            			           	1996         	1995   	    1994
 Cash flows from financing activities:
	  Proceeds from stock options exercised                   	7,010           	- 	          -
	  Payment for repurchase of common stock                 	(2,500)          	- 	          -
	  Proceeds from issuance of long-term debt                    	-           	-	   1,000,000
	  Payments on long-term debt	                            (31,648)    	(36,547)	    (12,380)
			     	Net cash (used in ) provided by
				       financing activities	                          (27,138)    	(36,547)	    987,620
     				Net increase (decrease) in cash
				       and cash equivalents                          	527,964     	991,580 	 (2,799,110)
 Cash and cash equivalents at beginning of year	        1,334,739     	343,159	   3,142,269
 Cash and cash equivalents at end of year             	$1,862,703   	1,334,739	     343,159



 Supplemental disclosures of cash flow information:
	  Cash paid during the year for:
		   Interest                                            	$81,868     	100,330	      29,515
		   Income taxes	                                          4,976     	360,947	     186,451


 Supplemental schedule of non-cash investing and
     financing activities:
	  Conversion of an advance to a joint venture to
		   a note receivable                                	$1,401,000           	-            -
	  Repurchase of common stock from officer in
		   exchange for cancellation of note receivable
		   (note 4) 	                                           419,375           	-       	    -
	  Receipt of common stock as payment
	    on accounts receivable	                                    -           	-    	 143,614


On May 9, 1994, the Company acquired substantially all the assets of Powercore, Inc., and certain in-process research and development. Cash paid of $3,039,000 was allocated to in-process research and development and expensed at the time of acquisition. The fair value of assets acquired was $1,926,077 through payment of cash of $845,301, assumption of liabilities of $126,088 and issuance of 293,750 shares of common stock of $954,688 (see note 2).

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CE Software Holdings, Inc., and Subsidiaries
September 30, 1996, 1995, and 1994


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of CE Software Holdings, Inc., and its wholly owned subsidiaries, CE Software, Inc., and CE Distributing, Inc. (the Company). CE Software Holdings, Inc., exists primarily as the stock holding company. CE Distributing, Inc., was incorporated in November 1992, and its principal asset is a note receivable from a joint venture. All remaining operations are accounted for by CE Software, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

OPERATIONS
The Company manufactures and sells computer system enhancing and network productivity software for Apple Macintosh and IBM PC and compatible personal computers.

RECLASSIFICATIONS
Certain items in financial statements of prior years have been reclassified to conform to current year's presentation.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, the Company considers money market funds and repurchase agreements with a maturity of three months or less at date of purchase to be the equivalent of cash. At September 30, 1996 and 1995, cash equivalents totaled $1,862,703 and $1,217,444, respectively.

INVENTORIES
Inventories are composed primarily of instruction manuals, diskettes, shipping boxes, capitalized production cost, and software translation cost. Inventories are stated at the lower of cost or market with cost determined using the first-in, first-out method.

PROPERTY, FIXTURES, AND EQUIPMENT
Property, fixtures and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows: 31 1/2 years for building and five to seven years for fixtures and equipment.

PURCHASED COMPUTER SOFTWARE TECHNOLOGY
Purchased computer software technology is amortized over a period of three to five years based on the expected life of the related products. Amortization of the cost is included in cost of revenues and was $351,989, $397,268, and $220,945 for the years ended September 30, 1996, 1995, and 1994, respectively. Accumulated amortization at September 30, 1996 and 1995, was $562,702 and $660,713, respectively. The cost of internally developed software is expensed as research and development expenses, as incurred.

In October 1995, the Company purchased computer software technology from Common Knowledge, Inc., for cash of $400,000, and a two percent royalty fee on revenues generated from the acquired technology over the next three years.

OTHER INTANGIBLE ASSETS
Amortization expense was $664,032 (which includes the write-offs discussed below), $175,809, and $70,148 for the years ended September 30, 1996, 1995, and 1994, respectively. Accumulated amortization at September 30, 1996 and 1995, was $212,384 and $245,957, respectively. The Company assesses the recoverability of intangible assets through analysis of undiscounted cash flows. Based on this analysis, an additional expense of $362,059 was taken against goodwill and an additional expense of $147,492 was taken against a trade name in fiscal 1996. Both of these assets are related to the acquisition of Powercore, Inc. (note 2), and are fully amortized as ofSeptember 30, 1996.
This additional amortization expense is included in the statement of operations within the $800,746 write-off of intangible assets and restructuring expenses. The balance of other intangibles as of September 30, 1996, consists of the following:

                 					                Accumulated
                           Cost       amortization       Net
 Customer list          	$540,100       	186,470	      353,630
 Other intangibles	        83,723        	25,914	       57,809
	                        $623,823       	212,384      	411,439

The customer list is being amortized over seven years.

CLASS B COMMON AND PREFERRED STOCK
The Company has authorized 3,000,000 shares of $.01 par value Class B common stock and 2,000,000 shares of $.01 par value preferred stock. No shares of either class of stock have been issued as of September 30, 1996.

REVENUE RECOGNITION
Revenue from software licenses is recognized upon shipment of the product, net of an allowance for estimated product returns. The Company provides an allowance for product returns based upon historical experience and anticipated returns from its major distributors. The allowance for estimated product returns at September 30, 1996 and 1995, was $31,100 and $56,900, respectively, and is netted against trade accounts receivable in the consolidated balance sheets.

Revenues associated with obligations to provide customers with future product enhancements are deferred and recognized either pro rata over the term of the respective agreements or, in the case of revenues associated with specific upgrades, upon shipment of the upgraded products.

Post contract customer support (PCS) is provided with other software licenses, but is not available separate from the license fee. Revenue equal to the estimated costs of providing the PCS is deferred and recognized over the
estimated performance period.   Other accrued payables at September 30, 1996 and
1995, include $153,028 and $183,581, respectively, of such deferrals.

ADVERTISING AND MARKETING
Advertising costs are expensed in the period the advertising takes place. For the years ended September 30, 1996, 1995, and 1994, advertising and marketing costs were $2,127,770, $2,683,401, and $2,033,345, respectively.

INVESTMENT IN JOINT VENTURES
CE Distributing, Inc., had a 50% interest in a joint venture, 4-Sight L.C. The investment was accounted for under the equity method of accounting. Earnings (losses) of $53,651, $(325,504), and $8,606 for the years ended
September 30, 1996, 1995, and 1994, respectively, are classified under other income (expense) in the consolidated statements of operations. Effective
July 1, 1996, CE Distributing, Inc., sold its interest in 4-Sight, L.C., for cash of $250,000. As of the closing date, August 31, 1996, the joint venture had a payable to CE Distributing, Inc., in the amount of $1,401,000 that was accruing interest at the prime rate. This payable resulted from advances, made to provide working capital for the joint venture. On August 31, 1996, the payable was assumed by the buyer, and converted to a note, payable in three equal installments, plus accrued interest at 11%. The first installment was paid on August 31, 1996, and the following two installments are payable on December 31, 1996, and March 31, 1997. Interest earned on the advances and the note in fiscal 1996, 1995, and 1994, was $115,495, $90,241, and $10,096,
respectively.

The Company continues to provide certain accounting, shipping and administrative services to the joint venture under a separate service agreement.

In fiscal 1996, CE Software, Inc., acquired a 49% ownership interest in a start-up joint venture, Net Target, Inc., for $75,000 in cash and certain technology rights. The investment is accounted for under the equity method of accounting and, as of September 30, 1996, the investment has a zero book value.

CE Software Holdings, Inc, and Subsidiaries
September 30, 1996, 1995, and 1994

INCOME TAXES
The Company files a consolidated federal income tax return. The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Company to disclose the estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below:

Cash and cash equivalents, trade accounts receivable, note receivable, trade accounts payable, and accrued expenses - The carrying amount approximates the estimated fair value due to the short-term nature of those instruments.

Long-term debt - The carrying amount approximates the estimated fair value since the debt bears interest at a variable interest rate.

Limitations - Fair value estimates are made as of a specific point in time, based upon the relevant market information about the financial instruments. Because no market exists for a majority of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions and other factors. These estimates are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

LOSS PER COMMON SHARE
Loss per common share is computed by dividing the net loss by the weighted average number of common and common equivalent shares outstanding during the year for both primary and fully diluted computations. The weighted average shares outstanding used for computing primary and fully diluted loss per common share for each of the years ended September 30, 1996, 1995, and 1994, are as follows:

 							                               1996        	 1995	        1994
 Primary:
   Weighted average shares
     outstanding during year       	5,741,078    	5,739,517    	5,561,169
   Additional shares due to
     stock options                     	1,446        	6,262         1,508
   Additional shares due to
     warrants                              	-            	-            	7
   Shares used to compute primary
     per share data                	5,742,524    	5,745,779    	5,562,684

 Fully diluted:
   Weighted average shares
     outstanding during year       	5,741,078    	5,739,517    	5,561,657
   Additional shares due to
     stock options                     	3,015        	8,154        	3,612
   Additional shares due to
     warrants	                              -            	-            	9
   Shares used to compute fully
     diluted per share data        	5,744,093    	5,747,671    	5,565,278


EFFECT OF NEW FINANCIAL ACCOUNTING STANDARDS
In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121), which is effective for fiscal years beginning after December 15, 1995. SFAS 121 addresses the accounting for potential impairments of long-lived assets. The effect of implementing SFAS 121 is expected to be immaterial to the Company's financial position and results of operations.

In October 1995, the FASB issued Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123, which is effective for fiscal years beginning after December 15, 1995, establishes financial accounting and reporting requirements for stock-based employee compensation plans. The effect of implementing SFAS 123 is expected to be immaterial to the Company's financial position and results of operations.


(2)  ACQUISITION
On May 9, 1994, CE Software, Inc., acquired substantially all the assets, and in-process research and development of Powercore, Inc., a privately held developer and manufacturer of computer software, for cash and 293,750 shares of CE Software Holdings, Inc., common stock. The shares were issued subject to certain registration rights to the holders and 250,000 of these shares are currently held in escrow under the terms of the purchase agreement.

A summary of the total acquisition cost and the allocation to historical assets and liabilities of Powercore, Inc., as of May 9, 1994, is a follows:

 Cost of acquisition:
   Cash payment for purchase of assets and
     in-process research and development         	$3,816,000
   Assumption of liabilities                        	126,088
   Common stock issued                              	954,688
   Legal fees                                        	68,301
     Amount to be allocated                      	$4,965,077

 Allocation as follows:
   Tangible assets                               	$  142,400
   Computer software technology                     	546,800
   Trade name                                       	172,400
   Customer list                                    	540,100
   In-process research and development            	3,039,000
   Goodwill                                         	524,377
		                                                $4,965,077

The acquisition has been accounted for on the purchase method of accounting and accordingly, the results of Powercore, Inc., from May 9, 1994, through September 30, 1994, are included in the consolidated statements of operations. Of the purchase price, the $3,039,000 allocated to in-process research and development was expensed at the time of the acquisition and has been combined with $401,000 of other non-recurring acquisition-related expenses in the consolidated statement of operations.

Unaudited pro forma data for the year ended September 30, 1994, as though the acquisition occurred on October 1, 1993, is as follows:

					                     	1994
 Revenues             	$13,347,931
 Net loss              	(1,614,929)
 Net loss per share	          (.28)


Included in the unaudited pro forma loss for 1994 is the write-off of in-process research and development and other acquisition-related expenses, net of taxes, in the amount of $2,236,000 or $.39 per share.

The Company and it's subsidiary, CE Software, Inc., are plaintiffs in a pending legal proceeding against Powercore, Inc., and its principal owners. The complaint alleges a breach of contract and fraud in connection with the purchase by CE Software of assets of Powercore. The complaint was filed on February 22, 1996, in the United States District Court for the Northern District of Illinois, Eastern Division. Actual damages in excess of $7 million and punitive damages of $25 million are claimed. Although management believes the claims are meritorious, no assurance can be given that damages in such amounts, in any substantial amount, or in any amount, will be recovered.


(3)  LONG-TERM DEBT AND LINE OF CREDIT
On May 6, 1994, CE Software, Inc., received $1,000,000 under a bank loan agreement. The interest rate on the loan is adjustable on each five-year anniversary and bears a rate of 2.75% over the five-year U.S. Treasury note rate. As of September 30, 1996, the rate was 9.18% per annum. The loan is secured by a mortgage on the real estate, a security interest in all business assets owned, and is guaranteed by CE Software Holdings, Inc. Terms provide for monthly principal and interest payments of $10,320 on a 15-year amortization schedule. Maturities during the next five fiscal years are as follows:
1997, $41,133; 1998, $45,072; 1999, $49,388; 2000, $54,118; and 2001, $59,301.

The bank loan agreement also provides a $2,000,000 credit line which expires April 30, 1997. There was no outstanding balance on this line as of September 30, 1996 and 1995. Under the bank loan agreement, the Company is required to satisfy certain financial covenants and is restricted from certain transactions (such as issuing dividends) without prior written consent of the bank.


(4)  COMMON STOCK
STOCK OPTION PLANS
The Company has three stock option plans: the 1990 Plan, the 1992 Plan and the Non-employee Directors Stock Option Plan. The 1990 Plan granted options to certain employees to purchase shares of common stock. Total shares of common stock that may be subject to options under the 1990 Plan are 400,000 shares.
The 1992 Plan is available to all employees and options are granted at the discretion of the stock option committee of the board of directors. Total shares of common stock that may be subject to options under the 1992 Plan are 500,000 shares. The Non-employee Directors Stock Option Plan is available to directors who are not also employees of the Company. Total shares of common stock that may be subject to options are 100,000 shares. Under all plans, the purchase price per share under any option granted cannot be less than the market value at the date of the grant. Options granted under the plans shall expire
10 years from the date such option is granted. One third of the options are exercisable one year after the grant date with the remaining two thirds exercisable pro rata during the succeeding 24 months.

At September 30, 1996, total options outstanding were 398,761 of which 263,729 were exercisable. Options granted, exercised, and cancelled during fiscal years 1996, 1995, and 1994, were at exercise prices ranging from $1.25 to $7.38, $2.31 to $6.75, and $2.75 to $7.38, respectively. Options outstanding under the plans are exercisable at prices ranging from $1.25 to $9.25. The number of options outstanding during each of the three years ended September 30,1996, 1995, and 1994, are as follows:


                                      	1996	     1995	      1994
 Number of options:
 Outstanding at beginning of year   	738,598   	690,981   	668,037
 Granted                            	181,884    	93,500   	124,000
                                    	920,482   	784,481   	792,037
 Exercised                            	2,611         	-         	-
 Cancelled                          	519,110    	45,883   	101,056
 Outstanding at end of year         	398,761	   738,598   	690,981


STOCK REPURCHASED FROM OFFICER
Under an employment agreement and related stock purchase agreement entered into in fiscal 1993, the Company had a $419,375 non-interest-bearing note receivable from the former president of CE Software, Inc., in exchange for 125,000 shares of common stock. Cash was paid for the par value of the shares when purchased, and the shares have been held by the

Company as collateral security for the note. For presentation purposes in 1995 and 1994, the note receivable and the increase in additional paid-in capital were combined and net to zero. Under the former president's separation agreement, dated September 30, 1996, the 125,000 shares were repurchased and cancelled through the payment of $2,500 for the par value and cancellation of the note receivable.


(5)  INCOME TAX BENEFIT
Income tax benefit for the years ended September 30, 1996, 1995, and 1994, consisted of the following:

                	   1996         	1995        	1994
 Current        	$      -      	(166,650)   	(985,000)
 Deferred        	(10,000)      	(73,109)     	13,000
                	$(10,000)     	(239,759)   	(972,000)

Current income tax benefit for 1996, 1995, and 1994, includes $800, $(9,759), and $(59,000), of state income tax expense (benefit), respectively.

The income tax benefit for 1996, 1995, and 1994 differs from the "expected" tax benefit computed by applying the United States federal income tax rate of 34% to the loss before income taxes, as follows:

                                       1996         1995        1994
 Computed "expected" tax benefit   	$(478,912)   	(231,988)  	(942,818)
 (Increase) decrease in "expected"
   tax benefit resulting from:
     State income tax, net of
       federal income tax effect           	-      	(6,400)   	(38,900)
     Operating loss carryforward
       not recognized                	459,422	           -          	-
     Other, net	                        9,490      	(1,371)     	9,718
                                   	$ (10,000)   	(239,759)  	(972,000)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities at September 30, 1996 and 1995, are as follows:

                                          1996         1995
 Deferred tax assets:
   Allowance for product returns     	$  10,600	      28,700
   Allowance for doubtful accounts  	    16,000	      29,800
   Accrued expenses                     	89,000	     103,400
   Intangible assets        	           384,000	     109,300
   Net operating loss carryforward
     (expiring in 2011)                	194,000	           -
   Other                                 	3,400       	2,800
     Gross deferred tax assets	         697,000     	274,000
   Valuation allowance	                (387,000)	         -
	                                       310,000     	274,000
 Deferred tax liabilities:
   Accelerated depreciation for
     tax purposes                     	(127,000)   	(114,400)
   Other                                     	-      	13,400
     Gross deferred tax liabilities   	(127,000)   	(101,000)
     Net deferred tax assets         	 $183,000     	173,000


CE Software Holdings, Inc. and Subsidiaries
September 30, 1996, 1995, and 1994

The net deferred tax assets at September 30, 1996, were composed of net current deferred tax assets of $119,000 and net non-current deferred tax assets of $64,000. The increase in the total valuation allowance for the years ended September 30, 1996, 1995, and 1994, was $387,000, $0, and $0, respectively.

The Company has previously been profitable and was profitable during the year ended September 30, 1994, excluding the write-off of in-process research and development and other acquisition-related expenses (note 2). In addition, during the year ended September 30, 1996, the Company has streamlined and refocused its operations. Accordingly, management believes it is more likely than not that results of future operations will generate sufficient taxable income to realize the net deferred tax asset recorded at September 30, 1996.


(6)  401(k) PROFIT-SHARING PLAN
The Company has a 401(k) profit-sharing plan covering substantially all of its employees. The profit-sharing component of the plan is funded by employer contributions at the discretion of the board of directors. There was no profit-sharing contribution for the years ended September 30, 1996 and 1995. The profit-sharing expense for the year ended September 30, 1994, was $96,574.

Effective March 1, 1994, the plan was amended to include a 401(k) component that allows qualified employees to contribute between 1% and 10% of their compensation. The Company, at the discretion of the board of directors, can make matching contributions to the accounts of qualified employees who have met the one year of service requirement. Employer contributions for the years ended September 30, 1996, 1995, and 1994, were $79,188, $71,524, and $52,354, respectively.


(7)  MAJOR CUSTOMERS AND EXPORT SALES
The Company's revenues (which are primarily from software sales for Apple Macintosh personal computers) are primarily related to its messaging product group, which represented 76%, 69%, and 61% of total revenues for the years ended September 30, 1996, 1995 and 1994, respectively.

The Company's major customers are distributors. Of its domestic revenues, sales to one distributor customer in 1996, 1995, and 1994 were approximately $2,024,000, $2,418,000, and $2,416,000, respectively; sales to another domestic distributor customer for each year were approximately $347,000, $812,000, and $1,026,000, respectively. Accounts receivable from these two distributor customers at September 30, 1996 and 1995 were approximately $735,000 and $637,000, respectively.

Virtually all export sales are to distributors. Export sales were approximately $2,606,000, $3,146,000, and $2,379,000 for the years ended September 30, 1996,
1995, and 1994, respectively. Sales to two export distributor customers represented approximately $566,000 and $360,000 or 5% and 3% of net revenues in fiscal 1996. Sales to one export distributor customer represented approximately $1,466,000 or 11% of net revenues in fiscal 1995. Percentage components of export sales by geographic area for 1996, 1995, and 1994, respectively, were Europe (64, 44, and 53 percent); Japan (27, 49, and 35 percent); Australia
(8, 6, and 9 percent); and all others (1, 1, and 3 percent).

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of November 30, 1996, there were 347 stockholders of record. The Company believes that it has approximately 2,400 beneficial stockholders. The Company has never paid cash dividends on its stock and anticipates it will continue to retain earnings for use in the growth and operation of its business. Under the Company's loan agreement, the bank requires prior approval before any dividends can be paid.

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: CESH. The following table sets forth the range of high and low sales prices per share of common stock for the last two fiscal years as provided by Nasdaq.


 Quarter ended:                  Common stock
                         					Low           	High
 September 30, 1996	          $0.984         $2.000
 June 30, 1996	              		1.750	        	2.875
 March 31, 1996              		2.125        		3.375
 December 31, 1995		           1.375	        	3.938
 September 30, 1995	           1.531          2.875
 June 30, 1995	              		2.500	        	3.375
 March 31, 1995	              	2.125	        	3.750
 December 31, 1994	           	1.781        		3.125


OFFICERS AND DIRECTORS

(THE PHOTO OF EASH INDIVIDUAL LISTED BELOW IS SHOWN TO THE LEFT OF THEIR NAME)


CE SOFTWARE HOLDINGS, INC.               	CE SOFTWARE, INC., AND
                                         	CE DISTRIBUTING, INC.

 Richard A. Skeie 	                       Richard A. Skeie
 President and Director                  	President, Chief Executive Officer,
	                                         and Director


 John S. Kirk                            	Donald M. Brown
 Secretary, Treasurer,                   	Vice President
 Chief Financial Officer, and
 Director

 Donald M. Brown                         	Curtis W. Lack
 Vice President                          	Secretary, Treasurer, and
                                         	Chief Financial Officer


 Stanford H. Goodman                     	Christian F. Gurney
 Director;	                               Vice President of
 President, Net Target, Inc.             	Product Lines
 San Francisco, CA

 Sheldon T. Fleck                        	John S. Kirk
 Director;                               	Director
 Private Investor
 Minneapolis, MN 	                        Sheldon T. Fleck
                                         	Director
David J. Lundquist
Director;                                	David J. Lundquist
Managing Partner,                        	Director
Lundquist, Schiltz and Associates
Des Moines, IA

STOCKHOLDER INFORMATION

COMPANY PROFILE
CE Software Holdings, Inc., and subsidiaries, headquartered in West Des Moines, Iowa, design, develop, publish, market, and support a product line of commercial software for personal computers to enhance office communications, connectivity, and productivity of business and home users.

CORPORATE INFORMATION AND
INVESTOR INFORMATION
Please visit the company's Web site at:

http://www.cesoft.com

or direct inquiries to:

Investor Relations
CE Software Holdings, Inc.
P.O. Box  65580
West Des Moines, IA 50265
(515)  221-1801

STOCK TRADING
CE Software Holdings, Inc.'s common stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: CESH.

SEC FORM 10-KSB
A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1996, is available free of charge on the Securities and Exchange Commission's Web site at:

http://www.sec/gov/cgi-bin/srch-edgar

or by writing to:

Investor Relations
CE Software Holdings, Inc.
P.O. Box 65580
West Des Moines, IA 50265

TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A.
Stock Transfer
161 North Concord Exchange
P.O. Box 738
South St. Paul, MN 55075
(612) 450-4064

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
2500 Ruan Center
Des  Moines, IA 50309

LEGAL COUNSEL
Davis, Brown, Koehn, Shors, & Roberts, P.C.
2500 Financial Center
Des Moines, IA 50309

ANNUAL MEETING
The Annual Meeting of Stockholders	will be held at 1:30 p.m. on Friday,
February 28, 1997, at the Des Moines Golf and Country Club, West Des Moines,
Iowa.



CE Software Holdings, Inc., is committed to equal employment opportunity and affirmative action.
Copywrite 1997 CE Software Holdings, Inc.  All rights reserved

CalendarMaker, QuickMail, TimeVision NS and WebArranger are trademarks and QuicKeys and Network Scheduler are registered tradmarks of CE Software, Inc. All other brand or product names are trademarks or registered trademarks of their respective holders.

CE Software Holdings, Inc.
1801 Industrial Circle
P.O. Box 65580
West Des Moines, IA 50265
(515) 221-1801
http://www.cesoft.com